Exhibit 8.1

SKYLINE BUILDERS GROUP HOLDING LIMITED

LIST OF SUBSIDIARIES

Name of subsidiary	Jurisdiction of incorporation or origination
Skyline Builders (BVI) Holding Limited	British Virgin Islands

Kin Chiu Engineering Limited	Hong Kong

Kin Chiu Development Company Limited	Hong Kong

Global Critical Minerals LLC	Delaware, the United States